UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2023 (Report No. 2)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On February 23, 2023 (the “Effective Date”), Jeffs’ Brands Ltd (the “Company”) and Jeffs’ Brands Holdings Inc., a recently -formed wholly owned subsidiary of the Company (“NewCo Inc.”), entered into a stock purchase agreement (the “Agreement”) with SciSparc Ltd. (“SciSparc”) (Nasdaq: SPRC), pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. will acquire from SciSparc a number of shares of stock equal to an approximately 49% interest in SciSparc Nutraceuticals Inc. (the “Subsidiary”), a wholly-owned subsidiary of SciSparc that owns and operates WellutionTM , a top-selling Amazon.com Marketplace brand, for $2.5 million in cash, subject to certain purchase price adjustments related to inventory and working capital, which adjustments are expected to increase the purchase price by approximately $300,000.

The closing of the transactions is subject to certain customary conditions and is expected to be completed within seven business days from the Effective Date (the “Closing”). Following the Closing, which includes an equity conversion of financing amounts previously provided to the Subsidiary by SciSparc for working capital, SciSparc will hold approximately 51% of the Subsidiary.

The Agreement also provides that, at the Closing, the Company and the Subsidiary will enter into a consulting agreement, pursuant to which the Company will provide management services to the Subsidiary for the WellutionTM brand for a monthly fee of $20,000 and the Company will receive a one-time signing bonus in the amount of $51,000. The consulting agreement will be for an undefined period of time and may be terminated by either party with 30 days advance notice.

In addition, pursuant to the Agreement, at the Closing, the Company and SciSparc will undertake a share exchange in which the Company will acquire a number of ordinary shares of SciSparc and SciSparc will acquire a number of ordinary shares of the Company (collectively, the “Exchange Shares”), in each case having an aggregate value of $300,000, from each of SciSparc and the Company, respectively. The issuance of the Exchange Shares includes a limit on either party beneficially owning an amount in excess of 4.99% of the issued and outstanding share capital of one another immediately following the share exchange. The number of Exchange Shares to be acquired by each company will be calculated based on the average closing price of the relevant company’s shares on Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the Closing.

Neither the Subsidiary stock to be received by the Company nor the Exchange Shares will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such stock and Exchange Shares will be issued pursuant to an exemption from registration under the Securities Act. Neither the Subsidiary stock nor the Exchange Shares may be offered or sold in the United States by the receiving party, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The representations, warranties and covenants of the Company, NewCo Inc. and SciSparc contained in the Agreement have been made solely for the benefit of the parties thereto and not any other person. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any factual or other information regarding the Company, NewCo Inc., SciSparc or their respective subsidiaries or affiliates. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, NewCo Inc., SciSparc or any of their respective subsidiaries or affiliates.

On February 23, 2023, the Company issued a press release announcing the transaction, titled “Jeffs’ Brands Entered into a Definitive Agreement to Acquire a 49% interest in a company that Owns Wellution, a Top Seller Brand on Amazon for $2.5 million,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

A copy of the Agreement is filed as Exhibit 99.2 to this Form 6-K and is incorporated by reference herein. The foregoing summary of the Agreement is subject to and qualified in its entirety by reference to Exhibit 99.2.

This Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated February 23, 2023, titled “Jeffs’ Brands Entered into a Definitive Agreement to Acquire a 49% interest in a company that Owns Wellution, a Top Seller Brand on Amazon for $2.5 million.”
99.2	Stock Purchase Agreement, dated February 23, 2023, by and between Jeffs’ Brands Ltd, NewCo Inc. and SciSparc Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 27, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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